ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

January 9, 2015

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: State Street Institutional Investment Trust (Registration Nos. 33-30810 and 811-09819)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of State Street Institutional Investment Trust (the “Trust”) pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A, and (4) Regulation S-T, is Post-Effective Amendment No. 85 to the Trust’s Registration Statement under the Securities Act and Amendment No. 86 to the Trust’s Registration Statement under the 1940 Act (“Amendment No. 85/86”), including (i) the Prospectus for State Street Clarion Global Infrastructure & MLP Fund, a series of the Trust (the “Fund”); (ii) the Statement of Additional Information for the Fund; and (iii) other information and the signature pages.

Amendment No. 85/86 is being filed solely with respect to the Fund. The Trust is filling an acceleration request separately, and, as we mentioned to you, the Trust seeks to have the Amendment No. 85/86 declared effective on January 13, 2015.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 951-7114

Very truly yours,

/s/ Adam M. Schlichtmann
Adam M. Schlichtmann

Enclosures